EXHIBIT 1

                                  [TRANSLATION]

                                  PRESS RELEASE

                                                                 August 28, 2007

               THE RUN-OFF PLAN OF THE INDUSTRIAL DEVELOPMENT BANK
                                PRODUCES RESULTS:

                  THE BANK FINISHED THE FIRST HALF OF 2007 WITH
                            A PROFIT OF NIS 9 MILLION

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD, AND MR. URI GALILI, THE GENERAL MANAGER OF THE BANK:

THE IMPRESSIVE RESULTS OF THE BANK ARE EVIDENCE TO THE SUCCESS OF THE RUN-OFF PLAN AND CAN POINT TO THE POTENTIAL VALUE OF THE BANK IF IT IS DECIDED TO PRIVATIZE IT.

At its meeting on August 28, 2007, the board of directors of the Industrial Development Bank of Israel Ltd. approved the Bank's financial statements as of June 30, 2007. The Bank finished the first half of 2007 with a profit of NIS 9 million compared with a loss of NIS 10.3 million in the first half of 2006. The Bank's profit in the second quarter of 2007 amounted to NIS 4.1 million compared with NIS 0.4 million in the comparable quarter last year. The balance of debts classified as non-income producing as of June 30, 2007 amounted to approximately NIS 80 million compared with NIS 236 million as of June 30, 2006, a decrease of 66%.

Dr. Raanan Cohen, the chairman of the board, and Mr. Uri Galili, the general manager of the Bank announced that the success in implementing the Run-off plan is what led to the good business results of the Bank and the possibility to explore the privatization process.

THE BANK'S SHARE CAPITAL, including preferred shares, amounted to NIS 522 million on June 30, 2007 compared with NIS 511 million as of December 31, 2006.

PROFIT FROM FINANCING OPERATIONS BEFORE PROVISIONS FOR DOUBTFUL DEBTS amounted to NIS 19.3 million in the first half of 2007 compared with NIS 11.5 million for the first half of 2006. The increase in profit from financing operations is primarily a result of an increase in income from interest collected for problematic loans which amounted to NIS 13.3 million compared with NIS 3.9 million in the first half of 2006, and from a decrease in the amount of debts classified as non-income producing.

THE PROVISION FOR DOUBTFUL DEBTS in the first half of 2007 totaled NIS 2.2 million compared with NIS 19.5 million in the first half of 2006.

OPERATING AND OTHER INCOME in the first half of 2007 amounted to NIS 7.9 million compared with NIS 14.2 million in the comparable period last year. The primary component of income is profits from share investments. These profits amounted in the first half of 2007 to NIS 5.7 million compared with NIS 11.9 million in the first half of 2006.


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PAYROLL EXPENSES amounted to some NIS 10.1 million in the first half of 2007 compared with NIS 9.1 million in the first half of 2006. The payroll expenses in the first half of 2007 include payroll VAT in the amount of NIS 1.3 million. In the comparable period of 2006 no expense was included for payroll VAT, as a result of an expected loss for VAT on profit for 2006. Net of payroll VAT, the data reflect a decrease in payroll expenses.

In most of the other operating expense items, there was a significant decrease and this as a result of the efficiency plan accompanying the Run-off plan. These expenses amounted to NIS 4.5 million in the first half of 2007 compared with NIS
5.9 million in the comparable period of 2006.

THE TOTAL CREDIT BALANCE TO THE PUBLIC (excluding credit secured by a State guarantee to the Israel Electric Company) amounted on June 30, 2007 to NIS 678 million compared with NIS 848 million on December 31, 2006.

DEPOSITS FROM THE PUBLIC on June 30, 2007 amounted to approximately NIS 62 million compared with approximately NIS 67 million as of December 31, 2006.

As of the date of the publication of the financial statement the utilized balance of the special line of credit from the Bank of Israel was below the limit set by the Bank of Israel for the end of the Run-off plan (July 31, 2008) and about NIS 1,650 million from the initial limit.


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